EXHIBIT 9

                            BORDEN ACQUISITION CORP.
                       C/O KOHLBERG KRAVIS ROBERTS & CO.
                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019

                                                    December 19, 1994

Borden, Inc.
180 East Broad Street
Columbus, Ohio 43215
Attention: Frank J. Tasco
Dear Sirs:

    Reference is made to that certain Conditional Purchase/Stock Option Agreement dated as of September 23, 1994 (the "Agreement") by and among Whitehall Associates, L.P. ("Whitehall"), Borden Acquisition Corp. ("Purchaser") and Borden, Inc. (the "Company"). Terms capitalized herein and not otherwise defined herein shall have their meanings set forth in the Agreement.

    Pursuant to Section 1.2(b) of the Agreement, Purchaser hereby notifies the Company of its designation of Whitehall (acting on behalf of itself and KKR Partners II, L.P., an affiliated partnership (the "Affiliated Partnership")) as its designee for purposes of exercising the Option to purchase 28,138,000 shares of Common Stock (the "Shares"). Purchaser hereby specifies that the Shares be evidenced by two stock certificates in the following denominations and names:
(i) one stock certificate in the amount of 27,443,920 shares of Common Stock indicating that Whitehall Associates, L.P. is the holder thereof and (ii) one stock certificate in the amount of 694,080 shares of Common Stock indicating that KKR Partners II, L.P. is the holder thereof. The place of the closing of such purchase (the "Closing") shall be at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017. The time and date of the Closing shall be at 10:00 a.m. New York City time on the morning immediately following the expiration of the Offer and acceptance of shares of Common Stock for payment thereunder. The Offer is currently scheduled to expire 12:00 midnight, New York City time, on Tuesday, December 20, 1994, in which case, assuming acceptance of shares of Common Stock for payment thereunder, the Closing shall occur at 10:00 a.m. New York City time on Wednesday, December 21, 1994; provided, that if the expiration of the Offer is extended past 12:00 midnight, New York City time, on Tuesday, December 20, 1994, the time and date of the Closing shall be at 10:00 a.m. New York City time on the morning immediately following the expiration of the Offer as so extended, assuming acceptance of shares of Common Stock for payment thereunder, (the "Extended Closing"); provided, further, that, in the event the expiration of the Offer is extended so that the Extended Closing would occur more than ten business days from the date hereof, this notice shall be deemed to be in compliance with
Section 1.2(b) of the Agreement if, at least one business day prior to the Extended Closing, Purchaser shall have provided the Company with written confirmation of the time, date and place of the Extended Closing. If the Offer is not consummated, this notice will be void and of no further force and effect.

    In accordance with Section 1.4 of the Agreement, Whitehall is prepared to deliver, on its own behalf and on behalf of the Affiliated Partnership, 51,106,768 shares of Holdings Common Stock to the Company at the Closing in consideration for the Shares.

                                          Very truly yours,
                                          BORDEN ACQUISITION CORP.
                                          By: /s/ SCOTT STUART
                                          ......................................

cc: Andrew R. Brownstein, Esq.

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